Exhibit 99.2

Emerald Health Therapeutics Inc. (EMH.TSXV) Management Discussion & Analysis For the three and six months ended June 3 0 , 2019

Forward - Looking Statements Certain statements contained in this Management Discussion and Analysis (“MD&A”) constitute forward - looking information or forward - looking statements under applicable securities laws (collectively, “forward - looking statements”). These statements relate to future events or future performance, business prospects or opportunities of Emerald Health Therapeutics, Inc. and i ts subsidiaries (together the “Company” or “Emerald”). All statements other than statements of historical fact may be forward - looking statement s. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, object ive s, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “e stimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “b eli eve” and similar expressions) are not statements of historical fact and may be “forward - looking statements”. Further information regarding forwar d - looking information and statements can be found on page 30 of this MD&A. Emerald Health Therapeutics Inc. l Q 2 20 19 MD&A 2

Who We Are Emerald was formed by a team of people that have dedicated their working lives to advancing health science. This focus has na rro wed to finding ways to harness the complexity of the endocannabinoid system and the cannabis plant with the goal of creating better, mo re controlled outcomes for people choosing cannabis to enhance health and wellbeing. The Emerald Difference Our goals are to: Realize increasing value from one of the world’s largest growing facilities . Pioneer the sourcing of outdoor hemp for CBD production. Establish strategic partnerships with access to large - scale extraction infrastructure and proprietary technology for enhanced biological activity. Develop differentiated, consistent and reliable products through our Defined Dose TM program. Have first - mover advantage through the introduction of endocannabinoid supporting products to the natural health consumer market. 1 Enhancing Health Through Cutting Edge Cannabis Science Emerald Health Therapeutics Inc. l Q 2 20 19 MD&A 3

Sustainable Cannabis Supply Our current strategy is to establish secure sources of cannabis and hemp in sufficient quantity and quality to allow us to me et our product manufacturing and distribution channel requirements. To that end, we: • secured up to 40% of the production of the Pure Sunfarms Joint Venture for 2019; • commenced greenhouse and outdoor cultivation at our new organic certified Metro Vancouver facility; • have reached substantial completion of our Phase 2 expansion at our 88,000 ft 2 Verdélite indoor facility in Quebec; • have secured approximately 1,000 acres of outdoor grown hemp expected to be harvested in each of the next three years. Operational Excellence Having secured large volumes of cannabis and hemp, we focused on expanding our capacity to process the biomass. We are in the late stages of the expansion of our facilities that include both space and equipment dedicated to packaging up to 50,000 kilograms of dried flower for retail distribution and equipment to extract cannabis oil. The strategic r elationship with Factors Group could provide (subject to Health Canada licensing) the capacity to extract , encapsulate, and package CBD and other cannabinoids from up to 1 million kilograms of biomass each year. Additionally, through our relationship with leading toll processors and manufacturers , we have access to large - scale high - quality oil extraction and distribution capabilities , which have increased production volumes and reduced the time required to get our value - added products to market . Distribution We are focused on expanding the number of markets we sell our products in and have set as our objective for 2019 , the securing of supply arrangements in all provinces and territories in Canada, as well as the introduction of new products such as, edibles, vape devices and concentrates in anticipation of legalization in Canada in October 2019. We expanded our product line to include nutraceuticals during Q2 2019 and anticipate the expansion of additional product offerings to include cosmeceuticals and hemp protein products developed, produced and distributed by Emerald Health Naturals. Verdélite, Montreal Emerald Health Therapeutics Inc. l Q 2 20 19 MD&A 4 Strategy

Emerald Health Therapeutics Inc. l Q2 2019 MD&A 5 Medical Excellence We also recognize that the medical profession plays an important role in the introduction of cannabis to patients and continu ing education of medical professionals is required. Working with professional organizations, we intend to continue to communicate with medical doctors and other healthcare professionals and to provide quality education and services to these professionals. Supporting the vision of putting medical patients first, we entered into collaborative agreements with 1 47 medical cannabis clinics nationally. Through these agreements, patients receiving Emerald cannabis products are supported by experienced physicians and healthcare practitioners who adopt an evidence - based approach to treating conditions and symptoms using cannabis. Executing on a patient - focused model, we have 920 physicians who have assisted close to 7, 2 00 patients treat their symptoms with Emerald products. Our patient base increased by over 119 % since January 2019 and we continue to increase the number of patients registering to gain access to our products . Innovation Our collection of genetic materials and established team of experts is expected to play a major role as Emerald continues to develop proprietary strains, products and reputation. Through a research program supported by a contribution from the National Research Council of Canada - IRAP grants, we characterized the cannabinoid and terpenoid content of 26 of our cannabis varieties to catalogue the strains and aid us in determining their usefulness with respect to treatment of particular indications. During the year ended December 31, 2018, Emerald filed 17 provisional US patent applications covering Emerald’s Defined Dose TM cannabis dosage forms and formulations. Based on proprietary Emerald research, the patent applications are contributing to our intelle ctu al property portfolio and our continued efforts to develop distinctive cannabis products for medical - use and improved adult - use. Innovation at Emerald is focused on developing novel products which align with our core strategy to enhance health and wellne ss through modulation of the endocannabinoid system. To create unique formulations targeted to specific need states, Emerald scientists are leveraging research collaborations with local and international experts, as well as a battery of proprietary cannabis cultivars which of fer unique cannabinoid profiles, including CBD - dominant and CBG - dominant varietals. In parallel, we are focused on strengthening our IP portfolio, fili ng for international protection for novel product ideas under development in order to maintain a competitive advantage for the new p rod ucts being launched, starting in Q4 2019. Lastly, we are gearing up for investigator - driven studies to build a body of scientific and clini cal evidence demonstrating the efficacy of our novel, proprietary products for the treatment of symptoms ranging from pain and anxiety to ins omnia. Revenue Segments – Clearly Defined Market Medical & Recreational Cannabis (Flower & Oil) : Continued distribut ion and s ales to defined end - markets through established strong brand ties and loyalty including regular consumers of medical and recreational cannabis. Natural Health Products: The Q2 2019 introduction of Emerald Health Naturals’ Endo product line featuring our PhytoCann ® Complex, a proprietary formulation consisting of non - psychoactive, plant - based bioactive compounds that support the body’s endocannabinoi d system . Anticipated Revenue Streams Edibles, Concentrates & Topicals : Expanding distribution of patented cannabis products and addressable market upon adoption of new regulations. Cosmeceuticals: Harnessing the benefits of cannabinoids without the cannabis plant and significant distribution and sales growth by offering a variety of cosmeceutical products. Hemp Derived CBD : Access ing a sustainable supply for anticipated increases in global demand for hemp derived CBD in health and wellness applications. We are working to develop GMP - grade gel capsules with the Factors Group as well as medical grade specifications and isolates through the strategic alliance with Indena S.p.A. Strategy (cont.)

Our Capabilities

	avalite SCIENCES 100% owned	emerald NATURALS 51% owned	emerald THERAPEUTICS 100% owned	emerald THERAPEUTICS 100% owned	PURE SUNFARMS 50% owned	verdelite 100% owned
Location	Langley, BC	Burnaby, BC / Kelowna, BC	Victoria, BC	Metro Vancouver, BC	Delta, BC	Saint-Eustache, QC
Purpose	Analytical testing, R&D and product innovation; International government approvals to import and export for R&D.	Industrial scale extraction for hemp and natural products, softgel encapsulation and formulation.	Breeding, genetics and R&D lab; Medical hub.	High quality organic flower production greenhouse; Low cost outdoor growing.	High yield, high quality flowers; Lowest production cost greenhouse.	Vertically integrated facility; Expertise in craft growing; New product and innovation hub.
Square Feet	4,000	TBD	10,000	533,814	1,100,000*	88,000
Cultivation Rooms	-	-	1	10	16*	21
Processing Rooms	-	TBD	5	6	10*	14
Planned annual Capacity (kg)	-	-	-	18,200*	75,000**	5,000
Packaging/ Extraction (kg)	-	1,000,000	6,000	TBD	TBD	50,000
Centers	• Analytical testing • R&D • New product development	• Extraction • Packaging • Extracted product transformation	• R&D • Packaging • Customer excellence • Extraction • Distribution	• Production • Extraction • Packaging • Distribution	• Production • Packaging • Distribution	• Production • Analytical testing • R&D • Extraction • Packaging • Distribution
Standard Cultivation			✓ (License obtained)	✓ (License obtained)	✓ (License obtained)	✓ (License obtained)
Standard Processing	✓ (License obtained)	✓ (License application in process)	✓ (License obtained)	✓ (License planned)	✓ (License obtained)	✓ (License obtained)
Medical Sales		✓ (License planned)	✓ (License obtained)			
Analytical Testing	✓ (License obtained)					
Research	✓ (License obtained)					
Dealer	✓ (License obtained)					

* Note: 10,000 kg indoor, 8,200 kg outdoor

** Note: Does not include 1.1 million ft² Delta-2 facility

Legend: ✓ License obtained ✓ License application in process ✓ License planned

Key Alliances

indena

emerald BIOTECH ESPANA

MediPharm Labs

emerald HEMP

factorsgroup of nutritional companies inc.

THE UNIVERSITY OF BRITISH COLUMBIA

Emerald Health Therapeutics Inc. I Q2 2019 MD&A

6

Reaching all Provinces & Territories in 2019 We currently ship our products to 9 provinces and territories in the recreational market: British Columbia, Alberta, Saskatch ewa n, Manitoba, Ontario, Qu é bec, Newfoundland and Labrador, Prince Edward Island and the Yukon. During Q2 2019 and subsequently, we expanded our recreational portfolio in 3 provinces with shipments of our premium, high - potency SYNC 25, a pure CBD oil. Provincial approval to supply Provincial approval in application stage Emerald Health Therapeutics Inc. l Q2 2019 MD&A 7 National Distribution 94% increase in Total Gross Revenue from Q1 2019

Adult-Use Portfolio Gaining Ground


THC
emerald
SYNC 25 CBD OIL
SYNC 25

SYNC™ 25 CBD Cannabis Oil

The 1st ultra pure, high potency CBD, low THC oil derived from cannabis on the Canadian legalized recreational market. SYNC 25 is the next step in our product growth strategy to develop innovative and quality consumer products that respond to growing demand and provide higher profit margins.

STRAINS LAUNCHED SINCE OCT 17, 2018



Island Pink (Hybrid)

Available In: 3.5g, 7g, 3x0.5g Pre-Rolled



Hash Plant (Indica)

Available In: 1g, 3.5g, 7g, 3x0.5g Pre-Rolled



NEW White Rhino (Indica)

Available In: 3.5g, 3x0.5g Pre-Rolled



Shishkaberry (Indica)

Available In: 3.5g, 7g, 3x0.5g Pre-Rolled



Afghani Kush (Indica)

Available In: 3.5g, 7g, 3x0.5g Pre-Rolled



NEW Island Honey (Sativa)

Available In: 3x0.5g Pre-Rolled



Sensi Star (Indica)

Available In: 3.5g, 7g, 3x0.5g Pre-Rolled



Time Warp A3 (Hybrid)

Available In: 3.5g, 7g, 3x0.5g Pre-Rolled

Emerald Health Therapeutics Inc. | Q1 2019 MD&A

8

Driving Innovation Through Cutting-edge Cannabis Science

Improving Plant Genetics

- Genetic and metabolic characterization of proprietary chemovars
- Development of mold/pest-resistant cultivars
- Creation of true-breeding cultivars
- Tissue culture propagation

Protecting Intellectual Property

- 17 filed provisional patents

Enhancing Extraction & Purification

- High quality extracts, oils and distillates
- Broad range of cannabinoids and terpenes from cannabis
- CBD from hemp



Conducting Clinical Research

- Observational studies in relevant disease indications with Emerald's proprietary formulations

Creating Innovative Products for Purposeful People

- Using scientific data to design innovative, proprietary products intended to achieve specific medically-focused outcomes for patients suffering from pain, insomnia and anxiety
- Developing a portfolio of adult-use products seeking to address five meaningful need-states: pain, sleep, anxiety, mood, energy
- Expanding both portfolios in anticipation of new legislation in October 2019 to include:



Inhalation

- Designer oils for vaporizing
- New formats for dried flower

Ingestibles

- New ways of formulating cannabis oils for ingestion
- Soft gel and hard shell capsules

Edible

Topicals

Emerald Health Therapeutics Inc. | Q2 2019 MD&A

9

PURE SUNFARMS

Facility

- 50% owned joint venture
- 100+ years of experience
- Automated large-scale farming
- Leading HVAC System
- Extensive climate management experience
- Powered by the sun for lower production costs
- High-tech light deprivation & supplementation system

Grow Area D3 & D2*

- 2.13 MM ft² growing space
- 90,000 ft² nursery space
- 32 grow rooms

Cultivation

- 400,000 plants grown at a time

Production Capability

- 2019 – 75,000 kg
- 2020 – 150,000 kg
- 2021 – 150,000 kg

Emerald Supply Agreement

- 2019 – up to 40% total production
- 2020 – up to 25% total production
- 2021 – up to 25% total production
- 2022 – up to 25% total production

License

- Standard Cultivation
- Standard Processing

D2 Facility Expansion

- Committed CAPEX facility
- Buildout expected to be completed by 2020
- Secured 48Mw of electricity from BC Hydro


FORTECO
FORTECO
OMRI

*When D2 fully operational

Emerald Health Therapeutics Inc. I Q2 2019 MD&A
10

Facility • Ne w , state of the art organic grow greenhouse • 12 acres outdoor • Leading HVAC system • Powered by the sun for lower production costs • High tech light deprivation & supplementation system • Phase 1 complete • Phase 2 expected completion end of Q4 2019 Grow Area • 103 ,000 ft 2 growing space • 10 grow rooms Cultivation • 17,500 plants grown at a time at the greenhouse, 96,000 plants outdoor Production Capability • 1 8,200 kg License • Standard Cultivation • Standard Processing (planned) 11 Emerald Health Therapeutics Inc. l Q 2 2019 MD&A

Facility • Wholly owned subsidiary • Vertically integrated seed to sale • High precision indoor cultivation • Craft quality through highly controlled environment Grow Area • 88,000 ft 2 indoor grow facility in Quebec • 1 4 processing and packaging rooms • 2 1 independent growing room Cultivation • 9,600 plants grown at a time Production Capability • 5,000 kg Packaging Facility • High scale automated packaging • Distribution hub nationwide License • Standard Cultivation • Standard Processing • Analytical Testing ( planned ) Emerald Health Therapeutics Inc. l Q2 2019 MD&A 12

TABLE OF CONTENTS

Overview	14

Disclosure of Outstanding Share Data	19

Summary of Quarterly Results	20

Results of Operations	20

Additional Disclosure for Venture Issuers Without Significant Revenue	25

Liquidity and Capital Resources	25

Operating, Investing and Financing Activities	26

Financial Risk Management	27

Measurement Uncertainty and Impairment Assessments	27

Transactions with Related Parties	27

Proposed Transactions	29

Critical Accounting Policies and Estimates	29

Changes in Accounting Standards not yet Effective	29

Off-Balance Sheet Arrangements	29

Risks and Uncertainties	30

Forward-Looking Statements	30

Management's Discussion and Analysis

The following MD&A is prepared as of August 28, 2019 and is intended to assist the understanding of the results of operations and financial condition of the Company.

This MD&A should be read in conjunction with the unaudited condensed interim consolidated financial statements and accompanying notes of the Company for the three and six months ended June 30, 2019 which have been prepared in accordance with IAS 34 – Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB") and the annual consolidated financial statements for the years ended December 31, 2018 and 2017 which were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB. This MD&A contains forward-looking statements that are subject to risk factors set out in a cautionary note contained herein. All figures are in Canadian dollars unless otherwise noted.

Additional information related to the Company is available on its website at www.emeraldhealth.ca. Other information related to the Company, including the Company's most recent Annual Information Form ("AIF") and financial statements referred to herein are available on the Canadian Securities Administrator's website at www.sedar.com.

Overview

The Company was incorporated pursuant to the Business Corporations Act (British Columbia) on July 31, 2007 as Firebird Capital Partners Inc. and changed its name to Firebird Energy Inc. in December 2012. On September 4, 2014, the Company completed the acquisition of all the issued and outstanding common shares of Thunderbird Biomedical Inc. (“Thunderbird”), by way of a reverse takeover (the “Transaction”) under the rules of the TSX Venture Exchange (the “TSXV”) and concurrently changed its name to T-Bird Pharma, Inc (“T-Bird”). At that time, Thunderbird became a wholly owned subsidiary of T-Bird. In June 2015, the Company changed its name to Emerald Health Therapeutics, Inc. and Thunderbird changed its name to Emerald Health Botanicals Inc. (“Botanicals”). In February 2018, Botanicals changed its name to Emerald Health Therapeutics Canada Inc. (“EHTC”).

The Company is a publicly traded company with headquarters in Vancouver, British Columbia, Canada. Common shares of the Company (the “Common Shares”) are listed on the TSXV under the trading symbol “EMH”. The Company is classified as a Tier 1 Venture Issuer on the TSXV. The Company also trades on the OTCQX® Best Market, operated by OTC Markets Group under the ticker symbol “EMHTF”.

The Company owns:

(a)	100% of the shares of EHTC, a British Columbia-based licence holder under the Cannabis Act (Canada) (the "Cannabis Act");

(b)	100% of the shares of Verdélite Sciences, Inc. (formerly, Agro-Biotech Inc.) ("Verdélite"), a Quebec-based licence holder under the Cannabis Act;

(c)	100% of the shares of Verdélite Property Holdings, Inc. (formerly, Agro-Biotech Property Holdings Inc.) ("Verdélite Holdings"), a Quebec-based holding corporation that owns the Verdélite Facility (as defined below); and

(d)	51% of the shares of Emerald Health Naturals Inc. ("EHN"), a joint venture between the Company and Emerald Health Bioceuticals, Inc. ("EHB").

The Company, through EHTC, also holds:

(a)	50% of the shares of Pure Sunfarms Corp. (the "Joint Venture"), a British Columbia-based licence holder under the Cannabis Act that is a 50/50 joint venture between EHTC and Village Farms, Inc.; and

(b)	100% of the shares of Avalite Sciences Inc. (formerly Northern Vine Canada Inc.) ("Avalite"), a British Columbia-based licenced dealer under the provisions of the Controlled Drugs and Substances Act (Canada) (the "CDSA") and a licence holder under the Cannabis Act.

Development of Business in the first half of 2019

Highlights

•	ATM financing of $14.7 million in gross proceeds

•	Fulfilled initial shipments to 6 provinces, bringing total recreational distribution to 8 provinces and 1 territory

•	Continued optimization at the Joint Venture resulted in the Joint Venture recognizing gross sales of $42.7 million

•	Substantially completed the build-out of the Metro Vancouver organic greenhouse and the Saint Eustache indoor cultivation facility

•	Began cultivation of both greenhouse and outdoor cannabis at Metro Vancouver facility

•	Received processing license for Saint Eustache facility

On January 10, 2019, the Company closed its acquisition of 51% of EHN and EHB granted EHN the exclusive Canadian distribution rights to EHB's endocannabinoid-supporting nutritional products which consist of nutritional supplements that use non-cannabis, non-psychoactive plant-based bioactive compounds to support the body's endocannabinoid system in exchange for 49% ownership of EHN. EHB is a partially owned subsidiary of Emerald Health Sciences Inc. ("Sciences"), a control person of the Company, and is therefore a related party of the Company.

On February 5, 2019, the Company announced that it had entered into a binding licence agreement with Indena S.p.A. ("Indena"), an arm's length party, pursuant to which Indena granted the Company a perpetual exclusive licence for the use in Canada of Indena's CBD-extraction technology, and agreed to contract manufacturing services to the Company for CBD extraction. The Company has agreed to pay Indena a license fee of €450,000 (payable in two tranches of €250,000 and €200,000, respectively). The first payment is not payable until a definitive agreement has been entered into and the second payment is not payable until certain technological information has been transferred to the Company. The parties expect to enter into a definitive agreement upon completion of ongoing negotiations.

On February 13, 2019, the Company announced that the Joint Venture had entered into a credit agreement with Bank of Montreal, as agent and lead lender, and Farm Credit Canada, as lender, in respect of a $20 million secured non-revolving term loan (the "Credit Facility"). The Joint Venture intends to use the funds available under the Credit Facility to finance the final costs of converting the Delta 3 Facility for cannabis production, the vast majority of which was completed in January 2019. The funds available under the Credit Facility may also be used by the Joint Venture for general corporate purposes. The Credit Facility, which matures on February 7, 2022, is secured by the Joint Venture's 1.1 million square foot space at the Delta 3 facility (the "Delta 3 Facility"), and contains customary financial and restrictive covenants. The Company is not a party to the Credit Facility, but has provided a limited guarantee in the amount of $10 million in connection with the Credit Facility. The Joint Venture has drawn the Credit Facility in full.

On March 13, 2019, the Company filed a final short form base shelf prospectus (the "2019 Base Shelf Prospectus") in each of the provinces of Canada. The 2019 Base Shelf Prospectus qualifies the issuance and secondary sale of up to $150,000,000 of Common Shares, preferred shares, debt securities, warrants, units or subscription receipts of the Company or a combination thereof from time to time, separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the offering and as set out in an accompanying prospectus supplement, during the 25-month period that the 2019 Base Shelf Prospectus remains effective.

On March 27, 2019, the Company filed a prospectus supplement in connection with an at-the-market equity program ("ATM Program") that it established with GMP Securities L.P. (the "Agent"). In connection with the ATM Program, the Company entered into an equity distribution agreement with the Agent. The ATM Program allows the Company to issue Common Shares from treasury having an aggregate gross sales price of up to $39 million to the public from time to time, at the Company's discretion, at the prevailing market price when issued on the TSXV or on any other marketplace for the Common Shares in Canada. The ATM Program is effective until the earlier of April 13, 2021 or completion of the sale of the maximum amount of shares thereunder. Sales of Common Shares will be made through "at-the-market distributions" as defined in National Instrument 44-102 – Shelf Distributions on the TSXV or on any other existing marketplace for the Common Shares in Canada. The Common Shares will be distributed at the prevailing market prices at the time of the sale and, as a result, prices may vary among purchasers and during the period of distribution. As at the date of this MD&A, the Company has issued an aggregate of 5,884,900 Common Shares for gross proceeds of $18,658,544 with an average price of $3.17.

On March 29, 2019, the Company announced that it had fulfilled its first purchase order of cannabis from Yukon Liquor Corporation, signed a sales agreement with Alberta Gaming, Liquor and Cannabis and became registered by the Saskatchewan Liquor and Gaming Authority to supply cannabis to the Saskatchewan market.

On April 1, 2019, the Company announced that the Joint Venture had exercised its option to acquire from Village Farms International Inc. (“Village Farms”) a second 1.1 million square foot greenhouse (“Delta 2 Facility”) adjacent to the Delta 3 Facility. In connection therewith, the Company has agreed to advance a further $25 million to the Joint Venture in tranches as and when required, of which $2.5 million was advanced on April 1, 2019. The Company also entered into an agreement (the "JV Supply Agreement") with the Joint Venture to purchase 25% of its aggregate cannabis production from the Delta 2 Facility and the Delta 3 Facility in 2020, 2021 and 2022.

On April 8, 2019, the Company announced that its Verdélite facility had received its standard processing licence from Health Canada, allowing Verdélite to extract, manufacture, synthesize, test and sell cannabis products, in addition to its right to cultivate and sell cannabis flowers.

On April 23, 2019, the Company announced that the Joint Venture had completed planting of the final quadrants of the Delta 3 Facility and subsequently announced on May 21, 2019, that it had received a standard processing license from Health Canada, permitting it to extract and process.

On May 1, 2019, the Company announced that the vendors of Verdélite (“Vendors”) elected to receive $7.5 million of the $22.3 million they were to receive as the final payment for their shares of Verdélite in Common Shares valued on the five-day volume-weighted average price of the Common Shares TSXV, discounted 10%, calculated as of April 30, 2019. The Company announce the issuance of 2,129,707 Common Shares to the Vendors on May 27, 2019. The Company agreed to pay the remaining $14.8 million of the purchase price to the Vendors on or before May 30, 2019, however, on May 30, 2019, the Company and the Vendors renegotiated the terms of the remaining $15 million payable to the Vendors, paying $5.0 million in cash in June 2019 with subsequent monthly payments of $1.0 million commencing in July through mid-November 2019, with a final payment of $5.0 million, plus any accrued interest due on December 16, 2019.

On May 14, 2019, the Company announced it had been authorized by PEI Cannabis and Manitoba Liquor and Lotteries Corporation to supply Emerald-branded cannabis products into those provinces.

On May 17, 2019, the Company announced that it shipped 6,000 40 ml bottles of its SYNC 25 CBD oil to the British Columbia Liquor Distribution Branch.

On May 30, 2019, the Company announced that it had received its first purchase order from Société Québécoise du Cannabis to supply its cannabis products to the Quebec recreational cannabis market. Emerald fulfilled its first shipment the week of June 6.

On June 24, 2019, the Company received its initial cultivation license from Health Canada for its new organic cannabis growing facility in Metro Vancouver. The license permits cultivation in an initial 15,000 square feet of greenhouse area.

On July 2, 2019, the Company announced that EHN had introduced a cannabis-free herbal and botanical endocannabinoid-supporting health supplement product line in Canada. EHN’s Endo products, which do not contain cannabis or its derivatives, aim to support the endocannabinoid system to help maintain equilibrium in the body and are available in over 200 natural health food stores across Canada.

On July 10, 2019, the Company announced that it shipped 9,960 40 ml bottles of its SYNC 25 CBD oil to Alberta and Saskatchewan.

On July 11, 2019, the Company announced that its Joint Venture had achieved its full production run-rate of 75,000 kilograms of dried cannabis at its 1.1 million square foot Delta 3 greenhouse.

On July 12, 2019, the Company received its cultivation license from Health Canada for its 12-acre outdoor grow area at its new organic cannabis operation in Metro Vancouver.

On July 30, 2019, the Company announced the appointment of Riaz Bandali as Chief Executive Officer.

On August 28, 2019, the Company announced that it had entered into a binding term sheet with a single Canadian institutional accredited investor (the “Investor”) under which the Investor has agreed, subject to certain customary conditions, to purchase 2,500 secured convertible debentures units (the “Convertible Debentures Units”) of the Company at a price of $10,000 per Convertible Debenture Unit (the “Issue Price”) for gross proceeds of $25,000,000 (the “Offering”). The Convertible Debentures Units have a maturity date of 24 months from their date of issue (the “Maturity Date”) and will bear interest (at the option of the Company, payable in cash or shares) from their date of issue at 5.0% per annum, accrued and payable semi-annually on June 30 and December 31 of each year. The final terms of the Convertible Debentures will be determined by negotiation between the Company and the Investor and will include certain covenants relating to the business of the Company.

The Convertible Debentures will be convertible, at the option of the holder, into Common Shares at any time prior to the close of business on the last business day immediately preceding the Maturity Date. The Convertible Debentures will have a conversion price of $2.00 per Common Share (the “Conversion Price”), being a 14% premium to the closing price of the Common Shares on August 27, 2019 on the TSXV. If at any time prior to the maturity date of the Convertible Debentures, the volume weighted average trading price of the Common Shares on the TSXV is greater than $3.50 for 15 consecutive trading days, the Company may force the conversion of the principal amount of the then outstanding Convertible Debentures at the Conversion Price and any accrued and outstanding interest, provided the Company gives 30 days' notice of such conversion to the holder.

Each Warrant will be exercisable to purchase one Common Share at an exercise price of $2.25 per share, for a period of 24 months from the date of issue. If at any time prior to the expiry date of the Warrants, the volume weighted average trading price of the Common Shares on the TSXV is greater than $3.50 for 15 consecutive trading days, the Company may deliver a notice to the holder of Warrants accelerating the expiry date of the Warrants to the date that is 30 days following the date of such notice.

As the Company enters the second half of 2019, it will focus its efforts on:

•	Production Capacity – The Company is expanding its licensed production with plans to complete the build out of its Metro Vancouver and Saint Eustache facilities. The completion of these facilities in 2019 will result in additional indoor, greenhouse and outdoor cultivation capacity and revenue generation in 2020;

•	Production Capability – The Company is diversifying its processing and manufacturing infrastructure for the medical and recreational markets with additional extraction and packaging capacity in its British Columbia and Québec locations.

•	New Product Development – The Company is focusing on developing intellectual property as the second phase of recreational cannabis products become permissible in Canada. Specifically, development is focused on products that align with the Company’s core strategy of enhancing health and wellness through modulation of the Endocannabinoid System.

•	Strategic Partnerships – The Company is continuing to lean into its value-added strategic partnerships with Indena, Factors Group and other outsourced extraction and processing companies with a goal of enhancing profitability, accelerating market entry, and leveraging expertise in specific fields.

•	Operational Efficiency – The Company is carefully examining all aspects of its operations to rationalize functions, eliminate unnecessary redundancies and streamline operations with the objective of generating net income in 2020.

The Company believes that these actions will help to enhance and clearly differentiate its competitive position in the marketplace, while concurrently, allowing it to refine its operational model and move towards enhanced and sustained profitability in the future.

Financings

The table below summarizes the offerings conducted by the Company in 2019 and use of proceeds there from.

Offering / Proceeds Raised	Use of Proceeds – as disclosed prospectus supplement	Subsequent Use of Proceeds
Between March 29, 2019 and August 28, 2019 Treasury Offering through ATM Program ($18,658,544)	The Company currently intends to use the net proceeds from the ATM Program, if any, to fund a portion of the costs for the completion of its capital projects, for research and development, working capital and general corporate purposes.	The funds are being used to fund completion of the Metro Vancouver and Verdélite facilities, as well as the Delta 2 expansion.

Licences

The Company holds licences from Health Canada under the Cannabis Act to produce and sell cannabis products in accordance with applicable laws in Canada. When the Cannabis Act came into force on October 17, 2018, the Company's licences, which were issued under the Access to Cannabis for Medical Purposes Regulations, the predecessor legislation to the Cannabis Act, were deemed to be their functionally equivalent licences under the Cannabis Act (the "Licenses"). The Company currently indirectly holds a number of Licences through its wholly owned direct and indirect subsidiaries, EHTC, Verdélite and Avalite, as well as others which are held by the Joint Venture. The Licences held by EHTC permit it to cultivate cannabis and produce and sell dried cannabis, cannabis oils, cannabis plants and cannabis seeds; the Licence held by Verdélite permits it to cultivate, extract, manufacture, synthesize, test and sell cannabis; the Licence held by Avalite permits it to process cannabis and produce cannabis oil; and the Licences held by the Joint Venture permit it to cultivate cannabis and produce and sell dried cannabis, cannabis oils, cannabis plants and cannabis seeds, all in accordance with the terms and conditions specified in the applicable Licence and the Cannabis Act.

Disclosure of Outstanding Share Data

The Company’s authorized share capital consists of an unlimited number of Common Shares of which 149,442,944 were issued and outstanding as of June 30, 2019 and 151,392,244 were issued and outstanding as of August 28, 2019.

During the six months ended June 30, 2019, the Company granted an aggregate of 5,748,000 stock options to directors, employees and consultants. Each option is exercisable into one Common Share for a period of up to five years. The exercise prices at the time of the grants ranged from $2.83 to $4.15 per share. Subsequent to the period ended June 30, 2019, the Company granted an additional 672,500 stock options, with exercise prices between $1.92 and $3.47. These options vest over three years with an expiry date five years from the grant date.

There were 13,608,581 stock options and 950,000 restricted share units outstanding as of June 30, 2019. As of August 28, 2019, there were 13,874,831 stock options and 950,000 restricted share units outstanding.

There were 8,411,764 warrants outstanding as of June 30, 2019 and as of August 28, 2019.

Summary of Quarterly Results

The financial information in the following tables summarizes selected financial information for the Company for the last eight quarters which was derived from annual financial statements prepared in accordance with IFRS or interim financial statements prepared in accordance with IFRS applicable to the preparation of interim financial statements, IAS 34, Interim Financial Reporting:

	2019		2018
	June 30 ($) *	March 31 ($) *	December 31 ($)	September 30 ($)
Revenue	5,070,107	2,609,559	1,131,853	321,070
Share-based payments	6,421,125	2,022,614	1,296,891	2,165,851
Interest income	164,827	638,310	438,974	222,740
Share of income from Joint Venture	14,488,832	5,812,219	1,432,771	3,940,373
Gain on changes in the fair value of the Company’s biological assets	258,921	718,431	144,181	1,302,377
Net Loss	(452,731)	(3,648,683)	(13,900,360)	(6,426,658)
Net Loss per share (basic and diluted)	(0.003)	(0.026)	(0.098)	(0.047)

	2018		2017
	June 30 ($)	March 31 ($)	December 31 ($)	September 30 ($)
Revenue	284,262	373,218	279,362	211,316
Share-based payments	2,081,661	1,954,047	1,979,553	271,968
Interest income	274,436	250,064	43,024	60,997
Share of income (loss) from Joint Venture	682,431	(301,793)	(44,562)	(278,016)
Gain on changes in the fair value of the Company’s biological assets	978,893	392,991	44,883	64,307
Net Loss	(5,610,970)	(5,045,420)	(4,027,569)	(1,939,371)
Net Loss per share (basic and diluted)	(0.043)	(0.044)	(0.046)	(0.021)

*Quarter was prepared using IFRS 16

Included in the share of gain from the Joint Venture for the three months ended June 30, 2019, is an unrealized loss of $197,302 (June 30, 2018 – unrealized gain of $809,755) on the changes in the fair value of the Joint Venture’s biological assets.

Results of Operations

Quarter ended June 30, 2019

The net loss for the quarter ended June 30, 2019 was $452,731 (loss of $0.003 per share), compared to the net loss of $5,610,970 (loss of $0.043 per share) for the same quarter in the prior year. Diluted loss per share is the same as basic loss per share as the outstanding options and warrants have an anti-dilutive effect on the loss per share.

Factors contributing to the net loss for the three-month period ended June 30, 2019 include the following:

Revenue

Revenue for the quarter ended June 30, 2019 was $5,070,107 compared to $284,262 for the same period in the prior year. The revenue for the three months ended June 30, 2019 demonstrated the Company’s continued growth in the market. As compared with the prior comparable period ended June 30, 2018, the Company’s revenue increased substantially as a result of the legalization of adult use recreational cannabis market in the fourth quarter of 2018. During the three months ended June 30, 2019, the Company began its first recreational shipments to Quebec, Saskatchewan and Prince Edward Island. The Company has also built a larger medical client base and a greater percentage of medical sales from oils in the current period resulting in an increase in revenue compared to the prior year. For the quarter ended June 30, 2019, revenue was comprised of approximately 55% dried product, 43% oils, and 2% other compared to approximately 48% dried product, 50% oil, and 2% other in the quarter ended June 30, 2018.

During the three months ended June 30, 2019 the Company also recognized $450,782 in excise taxes which are presented as an offset to sales in the Company’s financial statements. The excise tax attributable to medical sales was absorbed by the Company.

	Three months ended
	June 30, 2019	March 31, 2019
Average selling price of adult-use dried flower per gram	$5.41	$4.98
Kilograms sold of adult-use dried flower	471	376
Average selling price of medical dried flower per gram & gram equivalents	$7.43	$7.17
Kilograms sold of medical dried flower & kilogram equivalents	78	59
Total kilograms produced of dried flower	228	212

Cost of Sales

Cost of sales consists of four main categories: (i) Cost of good sold, which substantially consists of costs to purchase cannabis flower and trim from the Company’s Joint Venture but also includes all costs directly associated with the cultivation of the Company’s cannabis, (ii) production costs which includes costs for lab testing, extraction, formulation, final processing and packaging, (iii) amortization of the Health Canada licenses, and (iv) gains or losses on changes in the fair value of biological assets growing at the Company’s wholly owned production facilities.

Costs to purchase dried flower and trim are based on the supply agreements with the Company’s Joint Venture. Post harvest costs were capitalized to inventory up to net realizable value by individual inventory categories. Costs in excess of net realizable value are expensed directly to cost of sales. Cannabis oil production costs were also capitalized to inventory. This includes the deemed cost of dried inventory at internal transfer prices, which is assessed on a weighted average basis, that were consumed in cannabis oil production. Also included are packaging and shipping costs paid to deliver goods to final customers.

Production costs include all direct and indirect production related costs in the value-added chain; including wages, compliance, quality control and quality assurance costs, as well as related overhead such as depreciation, insurance, and lab testing. During the quarter ended June 30, 2019, the Company incurred production costs of $579,757.

Cost of sales for the quarter ended June 30, 2019 was $5,954,689. The significant increase in cost of sales in the current period was substantially in line with the increase in revenue generated by the Company.

In the coming quarter, the Company plans to capitalize cultivation related production costs as its new Metro Vancouver facility and the second stage of the Verdélite facility come online.

The change in biological assets for the quarter ended June 30, 2019 was a gain of $258,921. The increase is substantially due to the number of plants that became mature and harvested in the Verdélite facility, as well as an improved fair value less cost to sell during the three months ended June 30, 2019.

The amortization of the Health Canada license represents the amortization of an acquired license pertaining to the Verdélite facility that is recorded at cost less accumulated amortization. Amortization will be expensed as a cost of sales and the unamortized balance will remain on the Company’s balance sheet as an intangible asset. The amortization of the license is recognized on a straight-line basis irrespective of either production or sale of cannabis from that facility.

Up to the point of harvest, the Company measures biological assets consisting of cannabis on plants at fair market value less cost to sell, which becomes the basis for the cost of finished goods inventories after harvest. Mother plants are valued based on generic strain varieties to a maximum of five plants per strain. Seeds are measured at fair market value, except for a portion which are restricted with respect to distribution due to the conditions under which they were acquired that are measured at cost. The significant assumptions used in determining the fair market value of cannabis plants are as follows: plant waste rate for various stages of development; yield per plant; selling price less costs to sell; percentage of total expected costs to be incurred by stage; and fair value accrued according to each stage of plant growth.

Because the adjustment of the biological assets’ fair market value is recorded as a gain or loss under the cost of goods sold, gross margin immediately reflects the gain associated with biological asset transformation during periods of expansion in the scale of cultivation. This was the case during the three months ended June 30, 2019, when the costs of sales was $5,954,689.

Other expenses

General and Administrative – During the quarter ended June 30, 2019, the Company incurred general and administrative expenses of $3,341,550 as compared to $3,344,578 for the prior comparable quarter ended June 30, 2018. Consulting and professional fees, corporate communications and general office expenses were maintained or decreased during the quarter. Wages and benefits increased during the quarter as a result of increased headcount. For the three-month period ended June 30, 2019, general and administrative costs included: salaries and benefits of $1,231,709 (2018 - $652,459); consulting and professional service fees of $1,318,333 (2018 - $1,735,264); corporate communications and media of $399,722 (2018 - $445,273); office and insurance of $203,705 (2018 – $389,496); and travel and accommodations of $188,081 (2018 - $122,086).

Sales and marketing – In the quarter ended June 30, 2019, the Company incurred sales and marketing expenses of $1,125,692 as compared to the previous period ended June 30, 2018 of $868,943. These costs related to general marketing, patient acquisition and education expenses. The increase also related to growth in the Company’s call center, as well as additional sales and marketing staff.

Research and development – In the quarter ended June 30, 2019, the Company incurred research and development expenses of $1,306,076 versus $83,409 incurred during the prior comparable quarter ended June 30, 2018. These costs related to consulting fees and wages associated with the development of new cannabis products. The substantial increase in research and development expenditures was related to not only product development but also to the enhancement of cultivation and extraction efficiencies as well as research into strain genetics.

Share-based compensation – In the quarter ended June 30, 2019, the Company incurred share-based compensation expenses of $6,421,125 as compared to $2,081,661 for the prior comparable period ended June 30, 2018. The significant increase is related to the issuance of incentive stock options and restricted share units to employees, directors and consultants during the three-month period ended June 30, 2019. During the current quarter, the Company granted 5,280,000 stock options to directors, employees and consultants.

Share of income from Joint Venture – In the quarter ended June 30, 2019, the Company recognized $14,488,832 as its 50% share of the income from the Joint Venture as compared to $682,431 as its 50% share of the income in the quarter ended June 30, 2018. The Joint Venture commenced operations during the three months ended December 31, 2017 and has since begun producing cannabis for sale, having received its cannabis sales license from Health Canada on July 27, 2018.

Year to Date June 30, 2019

The net loss for the year to date is $4,101,414 (loss of $0.028 per share), compared to the net loss of $10,656,390 (loss of $0.087 per share) for the same time period in the prior year. Diluted loss per share is the same as basic loss per share as the outstanding options and warrants have an anti-dilutive effect on the loss per share. Factors contributing to the net loss for the current periods include the following:

	2019	2018
	Six months ended June 30 ($)	Six months ended June 30 ($)
Revenue	7,679,666	657,480
Share-based payments	8,443,739	4,035,708
Interest revenue	803,137	524,500
Share of income from joint venture	20,301,051	380,638
Net Loss	(4,101,414)	(10,656,390)
Net Loss per share (basic and diluted)	(0.028)	(0.087)

Included in the share of gain from the Joint Venture for the year to date, is an unrealized gain of $305,924 (June 30, 2018 – unrealized gain of $809,755) on the changes in the fair market value of the Joint Venture’s biological assets.

Revenue

Revenue for the year to date, was $7,679,666 compared to $657,480 for the same period in the prior year. The revenue for the year to date demonstrated the Company’s continued growth in the market – substantially as a result of the legalization of adult use recreational sales of cannabis during the fourth quarter of 2018. During the first half of the year, the Company began its first recreational shipments to Ontario, the Yukon, Quebec, Manitoba, Alberta, Saskatchewan and Prince Edward Island. The Company has also built a larger medical client base, which has resulted in a significant increase in revenue compared to the prior year. For the year to date, revenue was comprised of approximately 66% dried product, 33% oils, and 1% other compared to approximately 44% dried product, 54% oils, and 2% other in the prior year to date ended June 30, 2018.

Cost of goods sold

Cost of goods sold increased in the current period compared to the same period in the prior year due to higher sales volumes and an increase in production in the current year. Total gross margin is impacted significantly by the changes in fair value of the Company’s biological assets and the production cycle of those biological assets, resulting in a negative gross margin for the six months ended June 30, 2019 of ($2,988,754), compared to the six months ended June 30, 2018 of $750,161. The gross margin was significantly impacted by the amortization of the Health Canada license and increased production costs, as well as increased volume of purchased product sold.

Other expenses

General and Administrative – During the six-month period ended June 30, 2019, the Company incurred general and administrative expenses of $7,483,030 as compared to $5,956,584 for the same period ended June 30, 2018. The year to date expenses included costs incurred to support the increased activities associated with the legal adult use market including additional staff and office space, insurance, consulting, and professional services. For the six-month period ended June 30, 2019, general and administrative costs included: salaries and benefits of $2,629,210 (2018 - $1,034,071); consulting and professional service fees of $2,393,259 (2018 - $3,285,673); corporate communications and media of $984,550 (2018 - $793,042); office and insurance of $1,232,622 (2018 – $646,323); and travel and accommodations of $243,389 (2018 - $197,475).

Sales and marketing – In the six-month period ended June 30, 2019, the Company incurred sales and marketing expenses of $2,050,398 versus $1,154,840 in the comparable 2018 prior period. These costs related to general marketing and education expenses. The increase also related to growth in the Company’s call center, as well as the appointment of additional sales and marketing staff.

Research and development – In the six-month period ended June 30, 2019, the Company incurred research and development expenses of $2,233,878, a significant increase from its expenditures of $180,953 in the 2018 prior period. Research and development costs during the first half of 2019 included increased expenditures for consulting fees and salaries related to the development of new products, supporting its intellectual property filings, enhancement of current products and cultivation efficiencies.

Share-based compensation – In the six-month period ended June 30, 2019, the Company incurred share-based compensation expenses of $8,443,739 as compared to $4,035,708 in the comparable 2018 prior period. The significant increase is substantially related to the April issuance of incentive stock options and restricted share units to employees, directors and consultants. During the six-month period, the Company granted 5,748,000 stock options to directors, employees and consultants to attract, retain and incentivize its highly valued human resources.

Share of income from Joint Venture – In the six-month period ended June 30, 2019, the Company recognized $20,301,051 as its 50% share of the income from the Joint Venture, compared to $380,638 as its 50% share of the income from the Joint Venture in the six-month period ended June 30, 2018. The Joint Venture commenced operations during the three months ended December 31, 2017 and has since begun producing cannabis for sale, having received its cannabis sales license from Health Canada on July 27, 2018.

Additional Disclosure for Venture Issuers Without Significant Revenue

As the Company did not have significant revenue from operations in either of its last two financial years, the following is a breakdown of the material costs incurred:

	For the three months ended June 30, 2019 ($)	For the three months ended June 30, 2018 ($)	For the six months ended June 30, 2019 ($)	For the six months ended June 30, 2018 ($)
Expensed research and development costs	1,306,076	83,409	2,223,878	180,953
General and administrative expenses	3,341,550	3,344,578	7,843,030	5,956,584
Purchase of plant and equipment	8,085,537	2,653,387	14,098,198	4,929,898

Liquidity and Capital Resources

The Company continually monitors and manages its cash flow to assess the liquidity necessary to fund operations and capital projects. The Company considers internal and external economic conditions and the risk characteristics of its underlying assets in managing its capital. To maintain or adjust its capital resources, the Company may, where necessary, pursue debt or equity financings or manage the timing of its capital expenditures. As at June 30, 2019, the Company had negative working capital of $4.2 million, substantially attributable to the decision taken during the first quarter to support the Joint Venture’s acquisition and retrofit of the Delta 2 Facility, which required a $25.0 million commitment from the Company, of which, $8.2 million was paid as at June 30, 2019.

The unaudited condensed interim consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to obtain debt or equity financing until it achieves profitable operations. While the Company has incurred losses to date, management anticipates long-term future profitability of the business as its Joint Venture is expected to continue to generate positive cash flow and its wholly owned facilities in Metro Vancouver and Saint Eustache are expected to begin generating revenue in 2020. There can be no assurance, however, that the Company will gain adequate market acceptance for its products or be able to generate sufficient gross margins to reach profitability.

Readily available sources of capital for the Company include a loan facility with Sciences which was increased from $6 million to $15 million on July 5, 2019. As at June 30, 2019, the Company had drawn $5.1 million on that facility. $4.8 million was advanced to the Company under the facility subsequent to June 30, 2019 and the balance as at August 28, 2019 is $9.9 million. The Company also has the 2019 Base Shelf Prospectus and associated ATM Program available to provide capital. The Company has raised gross proceeds of $18.7 million of equity financing through the ATM Program as at August 28, 2019. Additionally, due to the positive cash flow of the Joint Venture, the Company expects to start receiving repayment of a portion of its $13 million demand shareholder loan in the fourth quarter of 2019 with full repayment by the second quarter of 2020. Management continues to closely monitor its cash flows and, as necessary, will seek additional equity and debt financing to offset the working capital deficit.

The Company has committed to certain projects which may require significant cash injections over the next 12 months. The Company committed $25.0 million to the Joint Venture in support of the Delta 2 Facility retrofit, of which $12.5 has been advanced as at August 28, 2019. The Company’s production facilities in Metro Vancouver and Saint Eustache, while nearing completion, will require approximately $2.6 million of additional spend during the remainder of 2019 prior to completion.

The Company has renegotiated the terms of the pay out of the remaining $15 million loan to the vendors of Verdélite pursuant to the Company’s purchase of Verdélite on May 30, 2019. The Company paid the vendors $5.0 million during June 2019 and has committed to subsequent monthly payments of $1.0 million commencing mid July through to mid November 2019, with a final payment of $5.0 million plus accrued interest due on December 16, 2019. Interest on the outstanding balance began accruing May 31, 2019 at a rate of 10% per annum.

The Company has also committed to contributing $5.0 million to EHN in exchange for its 51% initial ownership in EHN, of which, $0.7 million has been paid as at June 30, 2019.

Operating, Investing and Financing Activities

The chart below highlights the Company’s cash flows:

	For the six months ended June 30, 2019 ($)	For the six months ended June 30, 2018 ($)
Net cash (used in) provided by:
Operating activities	$(18,316,163)	($9,407,032)
Investing activities	$(22,314,444)	($34,232,525)
Financing activities	$7,203,244	$71,792,520
(Decrease) increase in cash	$(33,427,363)	$28,152,963

Cash used in operating activities for the six-month period ended June 30, 2019 was $18.3 million, compared to cash used of $9.4 million in the comparative period the prior year. During the six-month period ended June 30, 2019, the Company recognized an increase in general and administrative expenditures as a result of additional staff and facilities costs, an increase in inventory purchased from the Joint Venture to fulfill market demand, an increase in sales and marketing expenditures due to expanded market penetration and additional staff, and cash outflows from the payments of current liabilities as compared to the six months ended June 30, 2018. The Company incurred greater losses during the period as a result of the continued business growth as seen in its expenditures to support building staffing, infrastructure and inventory purchases. The operating activities outflow is also reflective of the reversal of a non-cash share of the Joint Venture’s income of $20.3 million as compared to $0.4 million share of income in the same period ended June 30, 2018.

Cash used in investing activities for the six-month period ended June 30, 2019 was $22.3 million, compared to cash used of $34.2 million in the comparative period in the prior year. During the six months ended June 30, 2019:

•	$8.5 million was used to invest in the Joint Venture;

•	$5.6 million was used in construction of the new production facility at the Metro Vancouver site;

•	$6.6 million was used to complete the renovations on the Verdélite site and to purchase lab extraction and other equipment;

•	$0.7 million was used to invest in EHN; and

•	$0.9 million was used in the research and preparation of 17 patents.

Cash provided by financing activities for the six-month period ended June 30, 2019 was $7.2 million, compared to $71.8 million in the six months ended June 30, 2018. Cash generated during the six-month period ended June 30, 2019 included $14.8 million in proceeds from the ATM financing and $1.1 million from stock option exercises. Offsetting these positive sources of cash flow was a $5 million repayment of the Verdélite deferred payment, a $2.5 million expenditure to retire the mortgage acquired as a part of the Verdélite acquisition, and $0.7 million in share issuance costs in connection with the ATM Program.

Financial Risk Management

The Company’s board of directors has overall responsibility for the establishment and oversight of the Company’s risk management policies on an annual basis. Management identifies and evaluates the Company’s financial risks and is charged with the responsibility of establishing controls and procedures to ensure financial risks are mitigated in accordance with the approved policies.

Measurement Uncertainty and Impairment Assessments

As of June 30, 2019, management of the Company has determined that no impairment indicators of its assets were present and no additional impairment write-downs in excess of those that had been previously recorded were required. Management continues to review each of its assets for indications of impairment.

Transactions with Related Parties

The Company has entered into transactions with a control person of the Company, a wholly owned subsidiary of such control person, a company controlled by the Company’s Executive Chairman, a company whose CEO is also a director of the Company, and the Joint Venture as more particularly described in the Company’s annual information form dated April 30, 2019.

During the six-month period ended June 30, 2019, the Company entered into or maintained the following transactions with related parties.

With Emerald Health Sciences Inc.

The Company entered into a management agreement with Sciences, a control person of the Company, in May 2015, which has subsequently been amended, most recently in January 2018, under which the Company pays Sciences $350,000 per month. During the three and six months ended June 30, 2019, the Company recorded $1,125,000 in research and development costs and $975,000 in general and administrative fees.

The Company’s relationship with Sciences allows it to advance the development of its business faster and with fewer resources than would otherwise be possible, and with the benefit of strategic guidance and expertise in the cannabis industry. Sciences is focused on the medicinal potential of cannabis and cannabinoids with investment goals designed to leverage the scientific rigor, federal regulatory compliance, and life-science expertise of its entire Emerald leadership group. Sciences draws upon a large network of professionals with life sciences related expertise, including corporate pharmaceutical and biotechnology management, business development, product development and marketing experience, research scientists, medical doctors, naturopathic doctors, and lawyers - many with deep subject matter expertise in cannabis and the endocannabinoid system - to leverage the Company’s ability to conduct research and development, develop intellectual property, attract talent, manage operations, conduct mergers and acquisitions, and raise capital.

With access to these services, the Company has been able to identify and select new business opportunities, successfully negotiate and develop key strategic partnerships, and efficiently secure capital for the Company.

Management periodically evaluates the terms of the management agreement for reasonableness and adjusts the fee based on that evaluation.

As at June 30, 2019, Sciences held an aggregate of 40,434,242 Common Shares, representing approximately 27% of the issued and outstanding Common Shares and it held 4,411,764 common share purchase warrants of the Company.

On May 30, 2019, the Company amended a previous loan agreement with Sciences pursuant to which Sciences agreed to loan up to $6,000,000 to the Company, in amounts and at times agreed to by the parties. Amounts loaned bear interest at 10% per annum and are repayable on demand. As of June 30, 2019, Sciences had advanced $5,100,000 (December 31, 2018 - $Nil) in funds to the Company and charged $47,642 (June 30, 2018 - $Nil) in interest, through this agreement. On July 5, 2019, subsequent to the reporting period, the loan agreement with Sciences was amended to increase the loan amount to $15,000,000 and the rate of interest charged was increased to 12%. As at August 28, 2019, the Company had drawn $10,700,000 on the facility and had accrued $219,619 in interest.

With a company controlled by the Company’s Executive Chairman

In 2017, the Company entered into a 30-year lease with a company (the “Landlord”) that is controlled by Avtar Dhillon, MD, the Executive Chairman of the Company with respect to land in Metro Vancouver, British Columbia on which the Company is constructing its new production facility. The lease amount of $80,000 per quarter was determined by an independent valuation. The Landlord was reimbursed by the Company for $179,146 for development fees and services related to the construction of the Company’s new facility during the six months ended June 30, 2019 (2018 - $37,981).

With a company whose CEO is also a director of the Company

As at June 30, 2019, the Company holds 1,666,667 common shares and 1,666,667 common share purchase warrants of Avricore Health Inc. (“Avricore”) (formerly VANC Pharmaceuticals Inc.) for investment purposes. The Chief Executive Officer of Avricore is also a director of the Company.

The 1,666,667 common shares of Avricore held by the Company represent 3.7% of the issued and outstanding common shares of Avricore as at the date of this MD&A. Upon exercise of the common share purchase warrants of Avricore, the Company would hold 3,333,334 common shares of Avricore, representing 7.3% of the issued and outstanding common shares of Avricore, assuming no other share issuances. EHN holds 3,030,303 common share purchase warrants of Avricore.

With the Company’s joint venture

The Company also has entered into related party transactions with the Joint Venture including the entering into of the JV Supply Agreement on April 1, 2019. As at June 30, 2019, the Joint Venture owes the Company $863,801 (December 31, 2018 - $1,942,329) for expenditures made on behalf of the Joint Venture. These expenditures were made to facilitate the administration of the retrofit of the Delta 3 Facility and Health Canada license application. As of June 30, 2019, the Company owes to the Joint Venture $3,222,336 (December 31, 2018 - $1,287,082) for inventory that was paid for subsequent to June 30, 2019.

Proposed Transactions

There are no material decisions by the Company’s board of directors with respect to any imminent or proposed transactions that have not been disclosed herein.

Critical Accounting Policies and Estimates

Included in Note 3 of the Company’s audited consolidated financial statements for the years ended December 31, 2018 and 2017 are the accounting policies and estimates that are critical to the understanding of the business operations and results of operations. Included in Note 3 of the Company’s audited consolidated financial statements for the years ended December 31, 2018 and 2017 are the accounting policies and estimates that are critical to the understanding of the business operations and results of operations. Included in Note 4 of the Company’s audited consolidated financial statements for the year ended December 31, 2018 and 2017, and in Note 3 of the Company’s unaudited condensed interim consolidated financial statements, are new accounting policies and changes to existing accounting policies adopted during the previous year and current period.

Changes in Accounting Standards not yet Effective

Refer to Note 5 of the Company’s audited consolidated financial statements for the years ended December 31, 2018 and 2017 for additional information on several new standards, amendments to standards and interpretations, which are not effective yet, and have not been applied in preparing these consolidated financial statements but may affect the Company when applied in the future.

Off-Balance Sheet Arrangements

The Company has not entered into any material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative financial obligations, or with respect to any obligations under a variable interest equity arrangement.

Risks and Uncertainties

The Company’s actual results may differ materially from those expected or implied by the forward-looking statements and forward-looking information contained in this interim management discussion and analysis due to the proposed nature of the Company’s business and its present stage of development. A non-exhaustive list of risk factors associated with the Company are discussed in detail under the heading “Risk Factors” in the Company’s annual information form dated April 30, 2019.

Forward-Looking Statements

Certain statements contained in this MD&A constitute forward-looking statements. These statements relate to future events or future performance, business prospects or opportunities of the Company. All statements other than statements of historical fact may be forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "forecast", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions) are not statements of historical fact and may be "forward-looking statements".

Examples of forward-looking statements in this MD&A include, but are not limited to, statements in respect of: the entering into of a definitive agreement with Indena and payments thereunder; distributions of Common Shares under the ATM Program; expected date of supply of cannabis to Société Québécoise du Cannabis; PEI Cannabis and Manitoba Liquor and Lotteries Corporation the exercise by the Joint Venture of the option to lease or purchase the Delta 1 Facility from Village Farms; the retrofit of the Delta 2 Facility; the expansion of the Company's operations in Metro Vancouver, British Columbia; payment of an additional $10.0 million in cash in respect of the acquisition of Verdélite; the Company's intention to use proceeds of financings including the ATM Program to fund the completion of capital projects and potential future expansion and acquisitions, including partnership transactions, for research and development and to expand the Company's existing extraction capabilities, and for working capital and general corporate purposes; potential proceeds from the exercise of the Company's outstanding common share purchase warrants; actions taken by the Company to maintain or adjust its capital structure; management's anticipation of long-term future profitability; the Company's intentions to acquire and/or construct additional cannabis production and manufacturing facilities and to expand the Company's marketing and sales initiatives; benefits received by the Company from its transactions with Sciences, a control person of the Company, and the opportunities that such transactions provide; and the effect that each risk factor will have on the Company.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The reader of these statements is cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties relating to, among others: market price of cannabis; securing product supply; continued availability of capital financing and general economic, market or business conditions; reliance on Licenses issued to the Company and its subsidiaries and its ability to maintain these licenses; regulatory risks relating to the Company's compliance with the Cannabis Act; regulatory approvals for expansion of current production facility, development of new production facilities and greenhouse retrofits by the Company and the Joint Venture; the Company's ability to execute a definitive agreement with Indena; changes in laws, regulations and guidelines; changes in government; changes in government policy; increased competition in the cannabis market; the limited operating history of the Company; the Company's reliance on key persons; failure of counterparties to perform contractual obligations; difficulties in securing additional financing; unfavourable publicity or consumer perception of the cannabis industry; the impact of any negative scientific studies on the effects of cannabis; demand for labour; difficulties in construction or in obtaining qualified contractors to complete greenhouse retrofits; actual operating and financial performance of facilities, equipment and processes relative to specifications and expectations; results of litigation; the Company's ability to develop and commercialize pharmaceutical products; failure to obtain regulatory approval for pharmaceutical products; changes in the Company's over-all business strategy; restrictions of the TSXV on the Company's business; and the Company's assumptions stated herein being correct. See "Risks and Uncertainties" in this MD&A and other factors described in the Company's Annual Information Form under the heading "Risk Factors".

The Company believes that the expectations reflected in any forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements.

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